EXHIBIT 99.2


              CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63
                      OF TITLE 18 OF THE UNITED STATES CODE


     I, Nathanael Lineham, the chief executive officer of Verb Exchange Inc., certify that (i) the Annual Report on Form 20-F for the year ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 20-F financial statements fairly presents, in all material respects, the financial condition and results of operations of Verb Exchange Inc.



                                                   /s/  Nathanael Lineham
                                                 -------------------------------
                                                 NATHANAEL LINEHAM,
                                                 Chief Executive Officer
                                                 Date:  July 11, 2003


This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Verb Exchange Inc. and will be retained by Verb Exchange Inc. and furnished to the Securities and Exchange Commission or its staff upon request.




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              CERTIFICATION PURSUANT TO SECTION 1350 OF CHAPTER 63
                      OF TITLE 18 OF THE UNITED STATES CODE




         I, David Ebert, the chief financial officer of Verb Exchange Inc., certify that (i) the Annual Report on Form 20-F for the year ended December 31, 2002, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and (ii) the information contained in the Form 20-F financial statements fairly presents, in all material respects, the financial condition and results of operations of Verb Exchange Inc.



                                                   /s/  David Ebert
                                                 -------------------------------
                                                 DAVID EBERT,
                                                 Chief Financial Officer
                                                 Date:  July 11, 2003


This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Verb Exchange Inc. and will be retained by Verb Exchange Inc. and furnished to the Securities and Exchange Commission or its staff upon request.